SEA OTTER SECURITIES GROUP, L.L.C.
EXHIBIT II
For The Year Ended December 31, 2015

Total revenue per auditied Form X-17A-5	$	1,076,545
Less: revenue per FOCUS report for the period July 27, 2015 - December 31, 2015		1,076,545
Total revenue per Form SIPC-6		0
Difference		0
Total revenue per audited Form X-17A-5		1,076,545
Total revenue per Form SIPC-7		1,076,545
Diference		0